CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2007

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

UPM-Kymmene Corporation Stock Exchange Release February 1, 2007 at 12:00

UPM’s result clearly improved

Sales exceeded EUR 10 billion

Operating profit for 2006 grew 30%

UPM’s President and CEO Jussi Pesonen comments on the Financial Review 2006:

“UPM’s operating profit improved clearly over the last year and the profitability of all business areas developed well. In the spring, UPM launched a profitability programme that improved the company’s competitiveness in the paper industry and laid the foundation for sustainable profitability. In 2006, UPM Raflatac developed into a major global business and the reorganisation of the Wood Products Division had a positive impact on the business area’s profitability. UPM made good progress.”

“The year was a turning point for UPM, but the ongoing industry transformation is not over. The forest industry’s business environment will continue to be challenging. Only efficient production and supply can guarantee future success. UPM got off to a good start in this race last year.”

“What’s critical is that customer deliveries from the closed, unprofitable paper machines were successfully transferred to UPM’s other machines. During the year, mill productivity improved and we can use our own capacity more effectively and profitably than before,” says Mr. Pesonen.

“We expect the Group’s profits to grow this year. Despite the increase in wood, raw material and energy prices, the increase in the company’s overall costs is expected to increase moderately, 1-2%. This year, the annual cost savings of the profitability programme are estimated to amount to EUR 110 million.”

“Demand forecasts are largely positive across the board. Demand for printing papers is forecast to grow somewhat from last year. The strongest growth in demand will be in emerging markets. In North America, weak demand is expected to continue. We expect paper deliveries to increase over last year. Average paper price is slightly higher in the first quarter of 2007 than that of the fourth quarter of 2006.”

“Demand for self-adhesive labelstock is expected to grow in all markets and prices are forecast to remain stable. Demand for industrial wrappings is also expected to grow slightly. In wood products demand for plywood and sawn timber will remain good,” says President and CEO Pesonen.

For more information please contact:

Mr Jussi Pesonen, President and CEO, UPM, tel. +358 204 15 0001

Mr Jyrki Salo, Executive Vice President and CFO, UPM, tel. +358 204 15 0011

***

News conference and conference call information

A news conference on the Financial Review for 2006 will be held today, February 1, 2007, at UPM’s Head Office in Helsinki at 14:00 Finnish time (12:00 GMT, 07:00 EST). The briefing can be followed live on the Internet at the address

www.upm-kymmene.com. A recording of the briefing will be available at this address for the following three months.

To participate in the UPM conference call, please dial +44 (0)1452 542 300 at 17:00 Finnish time (15:00 GMT, 10:00 EST). The conference call title is: UPM Financial Results 2006, access code: 5921648. A recording of the discussion can be heard until February 7, 2007 by calling: +44 (0)1452 550 000, access code 5921648#.

In the United States and Canada, the Conference Call toll free number is +1 866 220 1452. The recording can be heard at the toll free dial in number +1 866 247 4222, access code: 5921648#.

***

UPM Financial Review 2006

Earnings per share for 2006 were € 0.65 (€ 0.50 for 2005), excluding non-recurring items € 0.80 (€ 0.54). Operating profit for the year was € 536 million (€ 318 million), excluding non-recurring items € 725 million (€ 558 million). Operating profit for the fourth quarter was € 247 million (€ -58 million), excluding non-recurring items € 252 million (€ 202 million). The profitability programme improved prerequisites for sustainable profitability. Customer deliveries from closed production lines were successfully retained.

Key figures

	Q4/ 2006	Q4/ 2005	Q1-Q4/ 2006	Q1-Q4/ 2005	Q1-Q4/ 2004
Sales, €m	2,583	2,574	10,022	9,348	9,820
EBITDA, €m 1)	467	423	1,678	1,428	1,435
% of sales	18.1	16.4	16.7	15.3	14.6
Operating profit, €m	247	-58	536	318	685
excluding non-recurring items, €m	252	202	725	558	470
Profit before tax, €m	203	-91	367	257	556
excluding non-recurring items, €m	202	160	550	399	341
Net profit for the period, €m	195	-77	338	261	920
Earnings per share, €	0.37	-0.15	0.65	0.50	1.76
excluding non-recurring items, €	0.30	0.22	0.80	0.54	0.49
Diluted earnings per share, €	0.38	-0.15	0.65	0.50	1.75
Return on equity, %	10.8	neg.	4.6	3.5	12.6
excluding non-recurring items, %	8.7	5.9	5.7	3.8	3.4
Return on capital employed, %	8.8	neg.	4.7	3.4	6.0
excluding non-recurring items, %	8.7	6.5	6.2	4.5	4.3
Equity to assets ratio at end of period, %	50.4	47.3	50.4	47.3	48.2
Gearing ratio at end of period, %	56	66	56	66	61
Shareholders’ equity per share at end of period, €	13.90	14.01	13.90	14.01	14.46
Net interest-bearing liabilities at end of period, €m	4,048	4,836	4,048	4,836	4,617
Capital employed at end of period, €m	11,634	12,650	11,634	12,650	12,953
Capital expenditure, €m	197	220	699	749	686
Personnel at end of period	28,704	31,522	28,704	31,522	33,433

1)	EBITDA is operating profit before depreciation, amortization and impairment charges, and excluding the change in value of biological assets, the share of results of associated companies and joint ventures and non-recurring items.

The market in 2006

Demand for printing and writing papers in Europe remained good, showing an increase of 2% from the previous year, while in North America, demand for printing and writing papers decreased by 1%. In other markets - most notably in Asia - demand for printing and writing papers continued to grow rapidly.

Spending on advertising globally increased from the previous year. While spending on printed advertising increased, it decreased as a proportion of total advertising. Of the various types of printed advertising, direct-mail advertising showed the strongest growth.

Average market prices for magazine papers in Europe and North America were about the same as last year. Standard newsprint market prices in Europe were on average 5% higher, but prices for coated and uncoated fine papers decreased by about 2%. In Asia, fine paper prices increased from last year.

Demand for self-adhesive labelstock grew in the main markets: North America, Europe and Asia. Average prices for self-adhesive labelstock were slightly higher than in the previous year. Demand for industrial wrappings remained at the previous year’s level. Prices were unchanged.

In wood products, birch plywood demand continued to be strong in all markets. Spruce plywood markets maintained a good balance. Plywood prices increased slightly in comparison to last year. Also, the markets for veneer and further processed goods were solid. Redwood and whitewood sawn timber markets improved and prices increased. The supply of logs tightened, exerting upward pressure on costs.

Changes in reporting classifications

From the beginning of 2006, the share of results of associated companies and joint ventures related to business operations is reported in operating profit. In previous years, the results were reported after operating profit. Also from the beginning of 2006, part of the results of derivative instruments relating to cash flow hedges are allocated to the respective division. Comparative years have been revised accordingly.

Earnings

Q4 of 2006 compared with Q4 of 2005

Sales for the fourth quarter of 2006 were € 2,583 million, slightly higher than the € 2,574 million for the fourth quarter of 2005. Paper deliveries were 2,892,000 tonnes (2,907,000 tonnes).

Operating profit was € 247 million (loss of € 58 million), 9.6% of sales (-2.3%). Operating profit excluding non-recurring items was € 252 million, 9.8% of sales (€ 202 million, 7.8% of sales). Operating profit for the fourth quarter includes non-recurring charges net of € 5 million (€ 260 million). The main non-recurring items were a provision of € 13 million mainly for personnel expenses for the profitability programme and of a gain of € 10 million from the sale of the Rauma power plant to Pohjola Voima Oy.

Profitability of all divisions improved from last year. Transfer of production from the closed production lines to UPM’s other paper machines improved capacity utilization. Profitability benefited from higher newsprint and fine paper prices and lower fixed costs. On the other hand, energy prices especially in Central Europe and the UK were higher than a year ago.

The share of results of associated companies and joint ventures was € 9 million (€ 14 million).

Profit before tax was € 203 million (loss of € 91 million) and excluding non-recurring items € 202 million (€ 160 million). A gain of € 6 million from the sale of shares was reported after operating profit as a non-recurring gain. Interest and other finance costs net were € 46 million (€ 33 million). The average interest rate on borrowings increased; on the other hand, net interest-bearing liabilities decreased. Exchange rate and fair value gains and losses resulted in a gain of € 4 million (€ 0 million).

Income taxes were € 8 million (€ 14 million positive). Fourth-quarter income taxes include income of € 35 million primarily from a receivable arising from the change in German tax legislation.

Profit for the fourth quarter was € 195 million (loss of € 77 million) and earnings per share were € 0.37 (€ -0.15). Earnings per share excluding non-recurring items were € 0.30 (€ 0.22).

Return on equity was 10.8% (neg.) and return on capital employed 8.8% (neg.). Excluding non-recurring items, the respective figures were 8.7% (5.9%) and 8.7% (6.5%).

2006 compared with 2005

Deliveries and results in 2005 were affected by the labour dispute in Finland during the second quarter of 2005.

Sales for 2006 were € 10,022 million (€ 9,348 million) showing an increase of 7% from the previous year’s figure. Paper deliveries were 10,988,000 tonnes (10,172,000 tonnes).

Operating profit was € 536 million (€ 318 million), 5.3% of sales (3.4%). Operating profit excluding non-recurring items was € 725 million, 7.2% of sales (€ 558 million, 6.0% of sales). Operating profit for 2006 includes non-recurring gains of € 144 million and charges of € 333 million, for a net figure of € 189 million in charges (net figure of € 240 million in charges).

Due to the profitability programme announced in March 2006, an impairment of € 135 million mostly attributable to the closure of Voikkaa paper mill, and a provision of € 61 million from personnel expenses and other restructuring charges, in total to € 196 million were reported as non-recurring charges. An impairment of € 115 million was made from the production facilities at the Miramichi magazine paper mill in Canada, mainly due to the negative currency impact on the profitability. In addition, a loss of € 10 million from the sale of the UPM-Kymmene Loulay S.A. plywood mill in France, a charge for a donation of € 5 million to UPM-Kymmene Cultural Foundation and other charges of € 7 million were reported as non-recurring charges.

Reported as non-recurring gains were a capital gain of € 41 million on the sale of Group Head Office real estate, a € 93 million tax-exempt capital gain on the sale of the Finnish building materials merchant Puukeskus Oy and a gain of € 10 million on the sale of the Rauma power plant to Pohjolan Voima Oy.

The profitability of all divisions improved from last year. Transfer of production from the closed production lines to UPM’s other paper machines improved capacity utilization. Energy prices, especially in Central Europe and the UK, were higher. Limited availability of wood raw material in Finland due to unusual weather conditions in the autumn put upward pressure on wood procurement costs. The increase in UPM’s net costs was, however, moderate partly due to the high self sufficiency in chemical pulp and electricity.

The fair value of biological assets decreased by € 126 million (increase of € 34 million) mainly due to an increase of half a percentage point in the discount rate, 7.5% applied in forest valuation, and higher fellings from own forests.

Deliveries of magazine papers were higher, and average prices increased slightly. Newsprint deliveries increased and average prices were higher than a year ago. Also fine paper deliveries increased. Average prices of fine papers were slightly down from last year. In the Converting division, profitability of UPM Raflatac’s self-adhesive labelstock improved, and was good. Also Walki Wisa’s profitability improved. The profitability of plywood was good. Sawmilling improved its profitability, and operating profit turned positive due to higher prices and increased deliveries. The operating profit of Other Operations was lower than a year ago the main reason being decrease in the fair value of biological assets and lower availability of hydropower.

The share of the results of associated companies and joint ventures was € 61 million (€ 41 million).

Profit before tax was € 367 million (€ 257 million) and excluding non-recurring items € 550 million (€ 399 million). A gain of € 6 million on the sale of shares was reported after operating profit as a non-recurring gain. Interest and other finance costs were € 185 million (€ 147 million) net. The average interest rate on borrowings increased; on the other hand, net interest-bearing liabilities decreased. Exchange rate and fair value gains and losses resulted in a gain of € 18 million (loss of € 4 million).

Income taxes were € 29 million (€ 4 million positive). Taxes include, as a negative item, a reduction of € 22 million in the deferred tax assets of Miramichi due to a decrease in the income tax rate in Canada, and as positive items € 20 million from the increase in deferred tax assets related to the change in the Group’s structure in Canada, and € 28 million from a receivable arising from the change in German tax legislation.

The effective tax rate was 7.8% (positive 1.6%). Excluding the effect of non-recurring items, the effective tax rate was 24.4% (29.0%).

Profit for the year was € 338 million (€ 261 million) and earnings per share were € 0.65 (€ 0.50). Earnings per share excluding non-recurring items were € 0.80 (€ 0.54). Operating cash flow per share was € 2.32 (€ 1.63).

Return on equity was 4.6% (3.5%) and return on capital employed 4.7% (3.4%). Excluding non-recurring items, the respective figures were 5.7% (3.8%) and 6.2% (4.5%).

Deliveries

Paper deliveries for the year were 10,988,000 tonnes (10,172,000 tonnes). Magazine paper deliveries were 4,761,000 tonnes (4,486,000 tonnes), newsprint 2,677,000 tonnes (2,592,000 tonnes) and fine and speciality papers 3,550,000 tonnes (3,060,000 tonnes).

Plywood production was 955,000 cubic metres (916,000 cubic metres) and sawn timber production 2,357,000 cubic metres (2,147,000 cubic metres).

Financing

Cash flow from operating activities, before capital expenditure and financing, was € 1,215 million (€ 853 million). The decrease in net working capital amounted to € 21 million (increase of € 234 million).

The gearing ratio as of 31 December was 56% (66% on 31 December 2005). Net interest-bearing liabilities at the end of the year came to € 4,048 million (€ 4,836 million). In December 2006, UPM bought back three leased hydropower plants located on the Kymijoki river in Finland from the mutual pension insurance company Varma for a total of € 126 million with no impact on UPM’s balance sheet. The average maturity of borrowings at year end was 7.1 years (7.5 years).

In 2006, UPM’s credit ratings were unchanged. At the end of the year, the ratings for UPM’s public bonds were BBB from S&P and Baa2 from Moody’s.

Personnel

In 2006, UPM had an average of 31,039 employees (32,949 employees). At the beginning of the year the number of employees was 31,522 and at the end of the year 28,704, a decrease of 2,818 persons. Of this, a decrease of 2,371 was due to the closures of production lines and rationalisation of operations and 608 due to the sale of Puukeskus. In UPM Raflatac, the number of employees increased by 161.

Capital expenditure

In 2006, capital expenditure, excluding acquisitions and share purchases, was € 631 million, 6.3% of sales (€ 705 million, 7.5% of sales). Including acquisitions and share purchases, capital expenditure was € 699 million, 7.0% of sales (749 million, 8.0%).

In 2006, acquisitions and share purchases consisted mainly of an investment in shares of the Metsä-Botnia pulp mill in Uruguay for € 56 million (€ 21 million).

In 2006, a decision was made to rebuild the recovery plant at the Kymi pulp mill. The total investment cost is € 325 million and it is planned for completion in the summer of 2008. At the Jämsänkoski mill, € 45 million will be invested to convert coated magazine paper machine 4 to produce label papers. The conversion is scheduled for completion in the second quarter of 2007. The investment plan announced in August 2005 to build an uncoated magazine paper machine in Continental Europe was postponed. At the plywood mills in Savonlinna and Jyväskylä, € 8 million will be invested to improve production efficiency and product quality. The investments are scheduled for completion by the end of the first quarter of 2007.

A € 25 million investment will be made in bleached pulp production at the Tervasaari mill, where a new bleaching line is scheduled to start up in autumn 2007. An investment of € 6 million will be made in plywood manufacturing at the Chudovo and Heinola mills.

A new self-adhesive labelstock factory will be built in Dixon, Illinois, in the United States. The value of this investment is approximately USD 109 million, and the new factory is slated for completion in the first quarter of 2008. At the Jämsänkoski mill, € 38 million will be invested in the quality of uncoated magazine paper. The investment will be completed in the second quarter of 2008.

A new power plant using biofuels will be built at the Caledonian mill in Irvine, Scotland - the investment cost, net, is approximately € 72 million and start-up is projected for the third quarter of 2009.

The modernization of Tervasaari release paper machine 8 was completed at the end of February 2006. This investment increased annual production capacity by 45,000 tonnes to 175,000 tonnes and further improved the quality of the paper. Walki Wisa’s converting factory in China started its operations in March 2006. In September, at the Nordland and Docelles paper mills, the rebuilds of two paper machines were completed. These investments substantially improved product quality and efficiency of the production lines. Completed in September, the modernisation investment for the film lamination line at the Tampere labelstock factory doubled the filmic self-adhesive labelstock capacity of the factory and further strengthened UPM Raflatac’s position in the growing filmic labelstock market. At the Shotton paper mill in Wales, the new sludge boiler entered production use at the end of the year. The investment further improved the mills´ energy self-sufficiency and increased the use of biofuels. UPM Raflatac’s new production plant in China started commercial production, ahead of the original schedule, in December.

The biofuel-fired power plant investment for the Chapelle Darblay mill in France is proceeding according to plan, with completion scheduled for the first quarter of 2007. In Uruguay, UPM’s associated company, Metsä-Botnia, is constructing a pulp mill with an annual capacity of 1 million tonnes. The construction project began in 2005 and is on schedule for a Q3/2007 start-up. The governments of Uruguay and Argentina are engaged in a dispute over the environmental impact of the mill.

Changes in the Group’s structure

In March 2006, in connection with the Uruguayan pulp mill project, UPM sold its shares in the Uruguayan forestry company Compañia Forestal Oriental S.A. to Metsä-Botnia for € 36 million. Control over Wisapower Oy was transferred from UPM to PVO in April. The transaction decreased the Group’s assets net by € 152 million from those held on 31 December, 2005. The Group Head

Office real estate was sold for € 77 million in June, which generated a € 41 million capital gain. UPM will continue to occupy the premises under a lease contract. In August, UPM sold its Finnish building materials merchant Puukeskus Oy to the private equity investor Triton and Puukeskus’s management. The sale resulted in a € 93 million capital gain. Puukeskus had annual sales of approximately € 400 million and employed 600 people. Also, UPM sold the Rauma power plant to Pohjolan Voima Oy in December. The sale had no material impact on the Group’s assets and liabilities.

Profitability programme

In March 2006, UPM announced an extensive programme for 2006-2008 to restore its profitability. The profitability programme includes a reduction of approximately 3,600 employees over the three year period and closures of uncompetitive paper production capacity. When finalized, the programme is estimated to result in annual cost savings of approximately € 200 million. The annual cost savings in 2007 are estimated to amount to € 110 million.

As part of the programme, in June UPM closed the Voikkaa paper mill, which had an annual capacity of 410,000 tonnes of coated magazine paper, and Kymi paper machine 7, with an annual capacity of 150,000 tonnes of coated fine paper. In the first quarter of 2007, UPM will stop the production of coated magazine paper on Jämsänkoski paper machine 4, which has an annual capacity of 120,000 tonnes of coated magazine paper. The paper machine will be converted to produce label papers in the third quarter of 2007. UPM will close Tervasaari paper machine 6, with an annual capacity of 115,000 tonnes of brown sack paper and semi-alkaline pulp (SAP) line, with an annual capacity of 60,000 tonnes during the first half of 2007.

Most employee negotiations relating to the profitability programme were completed in July 2006.

Shares

In 2006, UPM shares worth, in total, € 16,021 million were traded on the Helsinki Stock Exchange (€ 11,358 million). The highest per-share quotation was € 20.91 in March and the lowest € 15.36 in June. On the New York Stock Exchange, the company’s shares were traded to a total value of USD 310 million (USD 338 million).

The Annual General Meeting held on 22 March 2006 approved a proposal by the Board of Directors to buy back a minimum of 100 and a maximum of 49,825,000 own shares. The meeting authorised the Board to decide on the disposal of shares so purchased. No shares were purchased based on this authorisation in 2006. The meeting also authorised the Board of Directors to donate 162,000 own shares held by the company to a cultural foundation to be established. Subsequently, the company does not hold any own shares.

Additionally the meeting authorised the Board of Directors to decide on an increase in the share capital, disapplying the pre-emptive rights of shareholders, by issuing new shares and/or convertible bond loans in one or more issues. On the basis of such issues of new shares or convertible bonds, the share capital can be increased by a maximum of € 169,405,000, representing no more than 99,650,000 new shares having a book value of € 1.70 per share.

In 2006, 4,300 shares were subscribed for through exercising of outstanding share options. The number of shares entered in the Trade Register on December 31, 2006 was 523,259,430. Through the issuance authorisation and share options, the number of shares may increase to a maximum of 647,101,130.

Apart from the above, the Board of Directors has no current authorization to issue shares, convertible bonds or share options.

The company has received following notifications from shareholders: On December 15 2006, the Capital Group Companies Inc. held 51,660,753 shares representing 9.78 per cent of share capital, of which shares it held voting rights representing 7.86 per cent of the share capital of UPM-Kymmene Corporation. On March 7 2005, the Franklin Templeton Group and its affiliated investment advisers of Franklin Resources held 10.11% of the voting rights of UPM-Kymmene Corporation.

The listing of UPM 2005F share options commenced on October 2 2006.

Company directors

The Annual General Meeting of 22 March 2006 elected Ms Ursula Ranin, LLM, B.Sc. (Econ.), a former General Counsel of Nokia Corporation as a new member to the Board of Directors. In addition, Mr Martti Ahtisaari, former President of the Republic of Finland; Mr Michael C. Bottenheim, LLM, MBA; Mr Berndt Brunow, President and CEO of Oy Karl Fazer Ab; Mr Karl Grotenfelt, LLM, Chairman of the Board of Directors of Famigro Oy; Dr. Georg Holzhey, former Executive Vice President of UPM and Director of Haindl’sche Papierfabriken KGaA; Ms Wendy E. Lane, Chairman of American Investment firm Lane Holdings, Inc; Mr Jorma Ollila, Chairman and CEO of Nokia Corporation; Ms Françoise Sampermans, BA Psych, Publishing Consultant and Mr Vesa Vainio, LLM were re-elected to the Board of Directors.

At the Board of Directors’ assembly meeting, Mr Vesa Vainio was re-elected as chairman. Mr Jorma Ollila and Mr Berndt Brunow were elected as vice chairmen. In addition, the Board of Directors elected from its independent members an Audit Committee, with Mr Michael C. Bottenheim as chairman and Ms Wendy E. Lane and Ms Ursula Ranin as members. A Human Resources Committee was elected with Mr Berndt Brunow as chairman, and Mr Georg Holzhey and Ms Françoise Sampermans as members. Furthermore, a Nomination and Corporate Governance Committee was elected with Mr Jorma Ollila as Chairman and Mr Karl Grotenfelt and Mr Georg Holzhey as members.

Litigation

The competition authorities are continuing investigations into alleged antitrust activities with respect to various products of the company. The US Department of Justice, the EU authorities and the authorities in several of its Member States, Canada and certain other countries have granted UPM conditional full immunities with respect to certain conducts disclosed to the authorities. During 2006, the investigations of the U.S. labelstock industry and European fine paper, newsprint, magazine paper, label paper and self-adhesive labelstock markets were closed by the U.S. Department of Justice and the European Commission competition authority. In December 2006, the Finnish Competition Authority decided not to propose a fine for UPM in its investigation of raw wood procurement in Finland.

UPM has been named as a defendant in multiple class-action lawsuits against labelstock and magazine paper manufacturers in the United States. The remaining litigation matters may last several years. No provisions have been made in relation to these investigations.

In March 2006, UPM paid a fine of € 56.55 million imposed by the European Commission concerning antitrust activities in the market for plastic sacks but has appealed the decision.

Events after the balance sheet date

On 30 January 2007, M-real announced to sell 9% of Metsä-Botnia’s shares to its parent company Metsäliitto for € 240 million. Consequently, M-real rejected UPM’s offer made in November 2006 to buy 15% of Metsä-Botnia’s shares from M-real for € 500 million.

The Group’s management is not aware of any other significant events occurring after 31 December 2006 which would have had an impact on the financial statements.

Outlook for 2007

Demand for printing papers is forecast to grow somewhat from last year. In North America weak demand is expected to continue. The strongest growth in demand will be in emerging markets. UPM expects its paper deliveries to increase from last year. UPM’s average paper price for the first quarter of 2007 is slightly higher than that of the fourth quarter of 2006.

Demand for self-adhesive labelstock is forecast to grow in all markets. Labelstock prices are forecast to be stable. Demand for industrial wrappings is expected to grow somewhat.

In wood products, demand for plywood and sawn timber will remain good.

Wood, raw material and energy prices continue to rise. As a result of expected cost savings from the ongoing profitability programme, the increase in the company’s overall costs is expected to remain at the level of 1-2%.

Capital expenditure is forecast to be about the same as 2006.

The Group expects its profits to increase from last year.

Dividend for 2006

The Board of Directors will propose to the Annual General Meeting to be held on 27 March 2007 that dividend of € 0.75 per share be paid in respect of the 2006 financial year (€ 0.75 for 2005). It is proposed that the dividend be paid on 10 April 2007.

Financial information in 2007

The Annual Report for 2006 will be published on the company’s website, (main page address: www.upm-kymmene.com) on 12 March 2007. The printed Annual Report will be published in the week beginning 19 March 2007.

Publication schedule of interim reports:

Interim Report January-March 2007: 25 April 2007

Interim Report January-June 2007: 26 July 2007

Interim Report January-September 2007: 30 October 2007

Divisional reviews

Magazine Papers

	Q4/ 06	Q3/ 06	Q2/ 06	Q1/ 06	Q4/ 05	Q3/ 05	Q2/ 05	Q1/ 05
Sales, €m	905	861	817	771	928	726	697	743
EBITDA, €m 1)	157	155	145	113	163	155	59	130
% of sales	17.3	18.0	17.7	14.7	17.6	21.3	8.5	17.5
Depreciation, amortization and impairment charges,€m	-88	-209	-210	-97	-262	-103	-102	-99
Operating profit, €m	75	-62	-85	16	-99	35	-43	31
% of sales	8.3	-7.2	-10.4	2.1	-10.7	4.8	-6.2	4.2
Non-recurring items, €m 2)	6	-126	-133	—	-156	-17	—	—
Operating profit excl. non-recurring itemsand amortization of goodwill, €m	69	64	48	16	57	52	-43	31
% of sales	7.6	7.4	5.9	2.1	6.1	7.2	-6.2	4.2
Deliveries, 1,000 t	1,288	1,227	1,148	1,098	1,308	1,048	1,020	1,110

	Q1-Q4/ 06	Q1-Q4/ 05	Q1-Q4/ 04
Sales, €m	3,354	3,094	3,308
EBITDA, €m 1)	570	507	497
% of sales	17.0	16.4	15.0
Depreciation, amortization and impairment charges,€m	-604	-566	-535
Operating profit, €m	-56	-76	-67
% of sales	-1.7	-2.5	-2.0
Non-recurring items, €m 2)	-253	-173	-104
Operating profit excl. non-recurring items and amortization of goodwill, €m	197	97	95
% of sales	5.9	3.1	2.9
Deliveries, 1,000 t	4,761	4,486	4,940
Capital employed (average), €m	4,010	4,397	4,749
ROCE (excl. non-recurring items and amortization of goodwill), %	4.9	2.2	2.0

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
2)	Non-recurring items in the second quarter 2006 include personnel charges of € 20 million related to the profitability programme,

and impairment charges of € 113 million related to the closure of the Voikkaa paper mill. In the third quarter 2006, non-recurring items include personnel charges of € 8 million and impairment charges of € 3 million at Voikkaa, and impairment charges of € 115 million for Miramichi. In the fourth quarter, non-recurring items relate primarily to the capital gain on the sale of Rauma power plant. Non-recurring items in 2005: impairment charge of € 151 million for Miramichi and € 5 million in non-recurring depreciation at Augsburg (4th quarter), and € 17 million provision for pension costs at Miramichi (3rd quarter).

Q4 of 2006 compared with Q4 of 2005

Operating profit, excluding non-recurring items, for Magazine Papers increased by € 12 million to € 69 million. Sales for the fourth quarter decreased to € 905 million from € 928 million. Paper deliveries had a volume of 1,288,000 (1,308,000) tonnes.

The fourth-quarter profitability of Magazine Papers improved on account of fixed costs being lower. Average prices for magazine papers when translated into euros were 2% lower than in the previous year. The decrease was mainly due to the weaker US dollar and decreased prices in North America.

2006 compared with 2005

Operating profit, excluding non-recurring items, for Magazine Papers increased from € 97 million to € 197 million. Sales increased from € 3,094 million to € 3,354 million. The paper delivery volume was 4,761,000 tonnes (4,486,000 tonnes).

Profitability of magazine papers improved from the previous year. Higher deliveries and average prices improved profitability, while the lower US dollar exchange rate had a negative effect. The Voikkaa magazine paper mill was closed at the end of June, and its production was transferred to UPM’s other mills, improving their utilisation of capacity. The Miramichi magazine paper mill experienced a three-month shutdown in the first half of the year.

Translated into euros, average prices for magazine papers were slightly higher than those for 2005.

Markets

In Europe, coated magazine paper demand was flat. Uncoated magazine paper demand increased by 7% from the previous year. In North America, demand for coated magazine paper increased slightly while the uncoated magazine paper figure decreased by 3%. In other markets, especially in Asia, demand for magazine papers continued its rapid growth. Average market prices for magazine papers in Europe and North America were about the same as last year.

Newsprint

	Q4/ 06	Q3/ 06	Q2/ 06	Q1/ 06	Q4/ 05	Q3/ 05	Q2/ 05	Q1/ 05
Sales, €m	380	360	351	345	379	296	320	313
EBITDA, €m 1)	89	98	86	72	75	75	60	65
% of sales	23.4	27.2	24.5	20.9	19.8	25.3	18.8	20.8
Depreciation, amortization and impairment charges,€m	-48	-48	-47	-47	-55	-48	-48	-47
Operating profit, €m	39	50	34	25	20	27	12	18
% of sales	10.3	13.9	9.7	7.2	5.3	9.1	3.8	5.8
Non-recurring items, €m 2)	-2	—	-5	—	-5	—	—	—
Operating profit excl. non-recurring items and amortization of goodwill, €m	41	50	39	25	25	27	12	18
% of sales	10.8	13.9	11.1	7.2	6.6	9.1	3.8	5.8
Deliveries, 1,000 t	697	666	660	654	736	593	631	632

	Q1-Q4/ 06	Q1-Q4/ 05	Q1-Q4/ 04
Sales, €m	1,436	1,308	1,304
EBITDA, €m 1)	345	275	229
% of sales	24.0	21.0	17.6
Depreciation, amortization and impairment charges,€m	-190	-198	-224
Operating profit, €m	148	77	7
% of sales	10.3	5.9	0.5
Non-recurring items, €m 2)	-7	-5	2
Operating profit excl. non-recurring items and amortization of goodwill, €m	155	82	33
% of sales	10.8	6.3	2.5
Deliveries, 1,000 t	2,677	2,592	2,719
Capital employed (average), €m	1,921	1,900	2,002
ROCE (excl. non-recurring items and amortization of goodwill), %	8.1	4.3	1.6

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
2)	The non-recurring cost booked for 2006 relates mainly to the profitability programme, and for 2005 is due to one-time depreciation at Augsburg.

Q4 of 2006 compared with Q4 of 2005

Operating profit, excluding non-recurring items, for Newsprint increased to € 41 million from € 25 million. Sales for the fourth quarter totalled € 380 million (€ 379 million). The total volume of paper deliveries was 697,000 tonnes (736,000 tonnes).

The profitability of the Newsprint division benefited from higher paper prices. This period’s average prices for both standard and improved newsprint when translated into euros were up about 6% on the figures for the equivalent period of 2005. Higher recycled paper and wood prices had a negative effect on profitability.

2006 compared with 2005

Operating profit, excluding non-recurring items, for Newsprint increased from € 82 million in 2005 to € 155 million. Sales amounted to € 1,436 million, 10% higher than in 2005. Paper deliveries were 2,677,000 tonnes (2,592,000 tonnes).

The main contributor to the improved profitability was the higher price of newsprint. Average prices for standard and improved newsprint were about 6% higher than in 2005, when translated into euros. Capacity was in good use. Higher energy prices in Central Europe and the UK negatively affected results. The average price of the most important raw material, recycled paper, was about the same as in 2005.

Markets

In Europe, demand for standard and improved newsprint showed a 2% increase compared with the year before. In Europe, standard newsprint market prices were, on average, 5% higher. Also in the other markets, with the exception of North America, growth in demand increased.

Fine and Speciality Papers

	Q4/ 06	Q3/ 06	Q2/ 06	Q1/ 06	Q4/ 05	Q3/ 05	Q2/ 05	Q1/ 05
Sales, €m	667	626	627	640	626	574	495	539
EBITDA, €m 1)	104	106	76	82	88	92	34	95
% of sales	15.6	16.9	12.1	12.8	14.1	16.0	6.9	17.6
Depreciation, amortization and impairment charges, €m	-56	-55	-71	-55	-68	-56	-51	-49
Operating profit, €m	44	50	-13	27	20	36	-17	46
% of sales	6.6	8.0	-2.1	4.2	3.2	6.3	-3.4	8.5
Non-recurring items, €m 2)	-3	-2	-36	—	-8	—	—	—
Operating profit excl. non-recurring items and amortization of goodwill, €m	47	52	23	27	28	36	-17	46
% of sales	7.0	8.3	3.7	4.2	4.5	6.3	-3.4	8.5
Deliveries, 1,000 t.	907	878	884	881	863	793	684	720

	Q1-Q4/ 06	Q1-Q4/ 05	Q1-Q4/ 04
Sales, €m	2,560	2,234	2,286
EBITDA, €m 1)	368	309	367
% of sales	14.4	13.8	16.1
Depreciation, amortization and impairment charges,€m	-237	-224	-199
Operating profit, €m	108	85	171
% of sales	4.2	3.8	7.5
Non-recurring items, €m 2)	-41	-8	3
Operating profit excl. non-recurring items and amortization of goodwill, €m	149	93	173
% of sales	5.8	4.2	7.6
Deliveries, 1,000 t	3,550	3,060	3,074
Capital employed (average), €m	2,760	2,843	2,640
ROCE (excl. non-recurring items and amortization of goodwill), %	5.4	3.3	6.6

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
2)	In 2006, non-recurring items include personnel and impairment charges related to the profitability programme. In 2005, one-time depreciation was booked for the rebuild of Nordland’s paper machine.

Q4 of 2006 compared with Q4 of 2005

Operating profit, excluding non-recurring items, for Fine and Speciality Papers increased to € 47 million (€ 28 million). Sales were € 667 million (€ 626 million). Paper deliveries were 907,000 tonnes (863,000 tonnes).

Operating efficiency improved in the fourth quarter and deliveries increased. Increasing raw material prices had a negative effect on profitability. Average prices for fine and speciality papers translated into euros were up 1%.

2006 compared with 2005

Operating profit, excluding non-recurring items, for Fine and Speciality Papers was € 149 million (€ 93 million). Sales were € 2,560 million (2,234 million). Paper deliveries increased from 3,060,000 tonnes to 3,550,000 tonnes.

Energy and raw material costs increased from the last year but the negative impact of these was partially offset by improved operating efficiency. Kymi paper machine 7 was closed at the end of June. Its production was transferred to other machines at the Kymi and Nordland Papier mills due to which their capacity utilisation improved. Speciality paper capacity was in good use. The new paper machine, started up in May 2005 in China, contributed to the volume increase. Average prices for fine and speciality papers translated into euros were slightly down from last year.

Markets

In Europe, demand for coated fine papers increased by 2% and for uncoated fine papers by 1% compared with the previous year. For label and packaging papers, the good demand continued. In Asia, demand for coated and uncoated fine papers increased. Market prices for coated and uncoated fine papers in Europe decreased by about 2%. In Asia, fine paper prices were higher than a year ago.

Converting

	Q4/ 06	Q3/ 06	Q2/ 06	Q1/ 06	Q4/ 05	Q3/ 05	Q2/ 05	Q1/ 05
Sales, €m	323	312	316	323	297	343	346	361
EBITDA, €m 1)	25	23	26	28	18	22	17	32
% of sales	7.7	7.4	8.2	8.7	6.1	6.4	4.9	8.9
Depreciation, amortization and impairment charges,€m	-9	-11	-9	-9	-11	-11	-11	-12
Operating profit, €m	16	12	17	19	8	36	6	20
% of sales	5.0	3.8	5.4	5.9	2.7	10.5	1.7	5.5
Non-recurring items, €m 2)	—	—	—	—	1	25	—	—
Operating profit excl. non-recurring items and amortization of goodwill, €m	16	12	17	19	7	11	6	20
% of sales	5.0	3.8	5.4	5.9	2.4	3.2	1.7	5.5

	Q1-Q4/ 06	Q1-Q4/ 05	Q1-Q4/ 04
Sales, €m	1,274	1,347	1,414
EBITDA, €m 1)	102	89	122
% of sales	8.0	6.6	8.6
Depreciation, amortization and impairment charges,€m	-38	-45	-53
Operating profit, €m	64	70	71
% of sales	5.0	5.2	5.0
Non-recurring items, €m 2)	—	26	2
Operating profit excl. non-recurring items and amortization of goodwill, €m	64	44	74
% of sales	5.0	3.3	5.2
Capital employed (average), €m	489	603	654
ROCE (excl. non-recurring items and amortization of goodwill), %	13.1	7.3	11.3

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
2)	Non-recurring items in 2005 include a gain of € 26 million from the sale of Loparex.

Q4 of 2006 compared with Q4 of 2005

Operating profit, excluding non-recurring items, for Converting was € 16 million (€ 7 million). Fourth-quarter sales for the division came to € 323 million (€ 297 million).

UPM Raflatac’s self-adhesive labelstock profitability was good. Prices were slightly higher than a year earlier. UPM Raflatac’s sales increased in all markets. The internal efficiency of Walki Wisa improved, but price increases for oil-based raw materials had a negative effect on the result. Sales of Walki Wisa increased.

2006 compared with 2005

For 2006, Converting’s operating profit, excluding non-recurring items, increased to € 64 million from € 44 million. The division’s sales came to € 1,274 million (€ 1,347 million). The Loparex Group, with approximately € 340 million in annual sales, was sold in August 2005.

The profitability of UPM Raflatac’s self-adhesive labelstock improved and was good. Volumes were higher, and sales increased by 15% to € 987 million. Notable growth took place in North America and Europe but also in Asia. Sales growth in Asia Pacific accelerated towards the end of the year, led by good development in China. The new factory in Changshu made its first commercial deliveries at the end of December. Prices of raw materials remained largely unchanged. The growth in sales volume for RFID tags accelerated towards the end of the year.

The profitability of Walki Wisa’s industrial wrappings improved, mainly as a result of internal measures. Sales amounted to € 287 million, 7% higher than for 2005.

Markets

Demand for self-adhesive labelstock grew in North America, Europe, and Asia. Average prices for self-adhesive labelstock were slightly higher. The demand for industrial wrappings continued to be strong, at the previous year’s level; however, competition remained fiery as well. Prices were unchanged.

Wood Products

	Q4/ 06	Q3/ 06	Q2/ 06	Q1/ 06	Q4/ 05	Q3/ 05	Q2/ 05	Q1/ 05
Sales, €m	287	310	378	346	331	302	343	314
EBITDA, €m 1)	24	22	33	25	22	9	26	29
% of sales	8.4	7.1	8.7	7.2	6.6	3.0	7.6	9.2
Depreciation, amortization and impairment charges,€m	-10	-11	-11	-11	-40	-11	-12	-12
Operating profit, €m	14	104	22	4	-23	-2	14	17
% of sales	4.9	33.5	5.8	1.2	-6.9	-0.7	4.1	5.4
Non-recurring items, €m 2)	—	93	—	-10	-32	—	—	—
Operating profit excl. non-recurring items, €m	14	11	22	14	9	-2	14	17
% of sales	4.9	3.5	5.8	4.0	2.7	-0.7	4.1	5.4
Production, plywood 1,000 m3	259	209	239	248	245	189	245	237
Production, sawn timber 1,000 m3	591	486	581	556	592	475	455	495

	Q1-Q4/ 06	Q1-Q4/ 05	Q1-Q4/ 04
Sales, €m	1,321	1,290	1,492
EBITDA, €m 1)	104	86	80
% of sales	7.9	6.7	5.4
Depreciation, amortization and impairment charges,€m	-43	-75	-73
Operating profit, €m	144	6	111
% of sales	10.9	0.5	7.4
Non-recurring items, €m 2)	83	-32	83
Operating profit excl. non-recurring items	61	38	28
and amortization of goodwill, €m % of sales	4.6	2.9	1.9
Production, plywood 1,000 m3	955	916	969
Production, sawn timber 1,000 m3	2,214	2,017	2,276
Capital employed (average), €m	616	660	748
ROCE (excl. non-recurring items), %	9.9	5.8	3.7

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
2)	Non-recurring items in the first quarter 2006 include a loss of € 10 million from the sale of the Loulay plywood mill, and in the third quarter, a capital gain of € 93 million on the sale of Puukeskus. Non-recurring items in 2005 include impairment charges of € 25 million relating to the Group’s Finnish sawmills and a provision of € 7 million relating mainly to restructuring of the sales network.

Q4 of 2006 compared with Q4 of 2005

Operating profit, excluding non-recurring items, for Wood Products increased to € 14 million (€ 9 million). Sales for the division came to € 287 million (€ 331 million). The plywood production was 259,000 (245,000) cubic metres and sawn timber production 591,000 (592,000) cubic metres.

The profitability of plywood was good. The profitability of sawmilling improved, and its operating profit was positive. Due to the exceptionally warm autumn, availability of wood weakened and capacity could not be utilized in an optimal manner.

2006 compared with 2005

The division’s operating profit, excluding non-recurring items, increased to € 61 million (€ 38 million). Sales came to € 1,321 million (€ 1,290 million). Plywood production was 955,000 cubic metres (916,000 cubic metres) and sawn timber production 2,214,000 cubic metres (2,017,000 cubic metres).

Plywood enjoyed good profitability. Sawmilling improved its profitability, and operating profit turned positive due to higher prices and increased deliveries. Sawn timber production was higher than in 2005, mainly as a result of the increased volumes from the Pestovo sawmill in Russia.

Sale of the building materials merchant Puukeskus Oy took place at the end of August. The annual sales of Puukeskus were approximately € 400 million.

Markets

Birch and spruce plywood demand continued to be strong in all markets. Plywood prices increased slightly from their 2005 levels. Markets for veneers and further processed goods were solid. Redwood and whitewood sawn timber markets improved, and prices increased. The supply of logs tightened, causing upward pressure on prices.

Other Operations

€m	Q4/ 06	Q3/ 06	Q2/ 06	Q1/ 06	Q4/ 05	Q3/ 05	Q2/ 05	Q1/ 05
Sales 1)	162	143	126	140	133	111	136	137
EBITDA 2)	69	23	32	66	55	32	37	36
Depreciation, amortization and impairment charges	-8	-6	-8	-4	-5	-4	-7	-6
Operating profit Forestry 3)	23	20	-82	20	20	17	5	22
Energy Department, Finland	36	—	18	40	42	23	41	29
Other and eliminations	-9	-19	27	-7	-60	-7	-6	-11
Operating profit, total	50	1	-37	53	2	33	40	40
Non-recurring items 4)	-6	-1	41	-5	-57	—	—	—
Operating profit, excluding non-recurring items	56	2	-78	58	59	33	40	40

€m	Q1-Q4/ 06	Q1-Q4/ 05	Q1-Q4/ 04
Sales 1)	571	517	538
EBITDA 2)	190	160	138
Depreciation, amortization and impairment charges	-26	-22	-38
Operating profit Forestry 3)	-19	64	66
Energy Department, Finland	94	135	118
Other and eliminations	-8	-84	150
Operating profit, total	67	115	334
Non-recurring items 4)	29	-57	219
Operating profit, excluding non-recurring items	38	172	115
Capital employed at the end of period (including associated companies)	3,343	3,501	3,355

1)	Includes sales outside the Group.
2)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding the change in value of biological assets and non-recurring items.
3)	The second quarter of 2006 includes a decrease of € 102 million in the fair value of biological assets and wood harvested.
4)	Non-recurring items in 2006 include in the second quarter the capital gain of € 41 million of the Group head office real estate, and in the first quarter, the donation of € 5 million to a UPM-Kymmene Cultural Foundation, and in 2005 they include a fine of € 57 million imposed by the European Commission.

Q4 of 2006 compared with Q4 of 2005

Excluding non-recurring items, operating profit for Other Operations was € 56 million (€ 59 million). Sales were € 162 million (€ 133 million). The cost of wood raw material harvested from the Group’s forests was € 27 million (€ 12 million). The increase in the fair value of biological assets (growing trees) was € 22 million (€ 21 million).

Operating profit of the Energy Department in Finland was € 36 million (€ 42 million). Hydropower availability was significantly lower than the previous year even if the water reservoirs in the Nordic countries returned to their normal levels for the season, or even higher, by the end of the year.

2006 compared with 2005

Excluding non-recurring items, the operating profit for Other Operations in 2006 was € 38 million (€ 172 million). Sales totalled € 571 million (€ 517 million). The cost of wood raw material harvested from the Group’s own forests was € 107 million (€ 34 million). The decrease in the fair value of biological assets (growing trees) was € 19 million (increase of € 68 million).

Fellings from the Group’s own forests increased as planned to compensate transient shortage in wood supply stemming from the change in Finnish forest taxation. Additionally, during the fourth quarter there were difficulties in reaching the felling sites in Finland and Russia, due to unusually warm and rainy weather. The decrease in the fair value of biological assets was mainly due to an increase of half a percentage point, to 7.5%, in the discount rate applied in forest valuation.

The operating profit of the Energy Department in Finland was € 94 million (€ 135 million). Availability of hydropower was significantly lower than in the comparison period and costs of energy increased. Average energy prices in Nord Pool were substantially higher.

Associated companies and joint ventures

€m	Q4/ 06	Q3/ 06	Q2/ 06	Q1/ 06	Q4/ 05	Q3/ 05	Q2/ 05	Q1/ 05
Share of result after tax
Oy Metsä-Botnia Ab	18	24	13	14	19	13	-10	14
Pohjolan Voima Oy	-9	-7	-5	7	—	-1	-11	12
Other	—	1	—	5	-5	3	2	5
Total	9	18	8	26	14	15	-19	31

€m	Q1-Q4/ 06	Q1-Q4/ 05	Q1-Q4/ 04
Share of result after tax Oy Metsä-Botnia Ab	69	36	56
Pohjolan Voima Oy	-14	—	-5
Other	6	5	7
Total	61	41	58

The first quarter of 2005 includes non-recurring income of € 12 million, and the fourth quarter charges of € 3 million, both relating to valuation of the assets of Pohjolan Voima Oy.

The average price of long-fibre (NBSK) pulp was USD 675/tonne, up by 10% on last year. The price for short-fibre (BHKP) pulp was USD 638/tonne, up 10%. The corresponding prices in euros were 535/tonne for NBSK (up 10%) and 508/tonne for BHKP (up 11%).

Deliveries and production

	Q4/ 06	Q3/ 06	Q2/ 06	Q1/ 06	Q4/ 05	Q3/ 05	Q2/ 05	Q1/ 05
Deliveries
Magazine papers, 1,000 t	1,288	1,227	1,148	1,098	1,308	1,048	1,020	1,110
Newsprint, 1,000 t	697	666	660	654	736	593	631	632
Fine and speciality papers, 1,000 t	907	878	884	881	863	793	684	720
Converting papers, 1,000 t	—	—	—	—	—	10	8	16
Deliveries total	2,892	2,771	2,692	2,633	2,907	2,444	2,343	2,478

Production Paper, 1,000 t	2,858	2,858	2,744	2,691	2,801	2,840	1,929	2,653
Plywood, 1,000 m3	259	209	239	248	245	189	245	237
Sawn timber, 1,000 m3	614	526	623	594	618	508	493	528
Chemical pulp, 1,000 t	547	506	498	544	539	516	237	548

	Q1-Q4/ 06	Q1-Q4/ 05	Q1-Q4/ 04
Deliveries
Magazine papers, 1,000 t	4,761	4,486	4,940
Newsprint, 1,000 t	2,677	2,592	2,719
Fine and speciality papers, 1,000 t	3,550	3,060	3,074
Converting papers, 1,000 t	—	34	59
Deliveries total	10,988	10,172	10,792

Production Paper, 1,000 t	11,151	10,223	10,886
Plywood, 1,000 m3	955	916	969
Sawn timber, 1,000 m3	2,357	2,147	2,409
Chemical pulp, 1,000t	2,095	1,840	2,243

Helsinki, 1 February 2007

UPM-Kymmene Corporation

Board of Directors

Financial information

This financial review is unaudited

Consolidated income statement €m	Q4/ 2006	Q4/ 2005	Q1-Q4/ 2006	Q1-Q4/ 2005	Q1-Q4/ 2004
		(As revised)		(As revised)	(As revised)
Sales	2,583	2,574	10,022	9,348	9,820
Other operating income	20	27	231	117	168
Costs and expenses	-2,141	-2,241	-8,514	-8,092	-8,254
Change in fair value of biological assets and wood harvested	-5	9	-126	34	15
Share of results of associated companies and joint ventures	9	14	61	41	58
Depreciation, amortization and impairment charges	-219	-441	-1,138	-1,130	-1,122
Operating profit	247	-58	536	318	685

Gains on available-for-sale investments, net	-2	—	-2	90	1
Exchange rate and fair value gains and losses	4	—	18	-4	48
Interest and other finance costs, net	-46	-33	-185	-147	-178
Profit before tax	203	-91	367	257	556
Income taxes	-8	14	-29	4	364
Profit for the period	195	-77	338	261	920

Attributable to:

Equity holders of the parent company	196	-76	340	263	919
Minority interest	-1	-1	-2	-2	1
	195	-77	338	261	920

Earnings per share for profit attributable to the equity holders of the parent company
Basic earnings per share, €	0.37	-0.15	0.65	0.50	1.76
Diluted earnings per share, €	0.38	-0.15	0.65	0.50	1.75

Consolidated balance sheet

€m	31.12. 2006	31.12. 2005
ASSETS
Non-current assets
Goodwill	1,514	1,514
Other intangible assets	461	535
Property, plant and equipment	6,500	7,316
Investment property	30	35
Biological assets	1,037	1,174
Investments in associated companies and joint ventures	1,177	1,034
Available-for-sale investments	127	153
Non-current financial assets	74	170
Deferred tax assets	362	352
Other non-current assets	73	38
	11,355	12,321

Current assets
Inventories	1,255	1,256
Trade and other receivables	1,657	1,653
Income tax receivables	3	28
Cash and cash equivalents	199	251
	3,114	3,188

Assets held for sale	—	32
Total assets	14,469	15,541

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Share capital	890	890
Share premium reserve	826	826
Treasury shares	—	-3
Translation differences	-89	-34
Fair value and other reserves	278	233
Retained earnings	5,366	5,415
	7,271	7,327
Minority interest	18	21
Total equity	7,289	7,348

Non-current liabilities
Deferred tax liabilities	790	887
Retirement benefit obligations	427	429
Provisions	187	190
Interest-bearing liabilities	3,353	4,326
Other liabilities	13	13
	4,770	5,845

Current liabilities
Current interest-bearing liabilities	992	976
Trade and other payables	1,399	1,364
Income tax payables	19	8
	2,410	2,348

Total liabilities	7,180	8,193
Total equity and liabilities	14,469	15,541

Consolidated statement of changes in equity

Attributable to equity holders of the parent

€m	Share capital	Share issue	Share premium reserve	Treasury shares	Translation differences	Fair value and other reserves 1)	Retained earnings 1)
Balance at 1 January 2004 (as revised)	890	—	737	—	-42	263	5,149
Transactions with equity holders
Share options exercised	1	1	8	—	—	—	—
Share-based compensation	—	—	—	—	—	12	—
Dividend paid	—	—	—	—	—	—	-393
Business combinations	—	—	—	—	—	—	—

Income and expenses recognised directly in equity
Translation differences	—	—	—	—	-13	—	—
Other items	—	—	—	—	—	1	1
Cash flow hedges recorded in equity, net of tax	—	—	—	—	—	31	—
transferred to income statement, net of tax	—	—	—	—	—	-19	—
Available-for-sale investments gains/losses arising	—	—	—	—	—	13	—
from fair valuation, net of tax transferred to income statement, net of tax	—	—	—	—	—	—	—
Revision of profit on valuation of available-for-sale investments				—		27
Profit for the period (as revised)	—	—	—	—	—	—	919
Balance at 31 December 2004 (as revised)	891	1	745	—	-55	328	5,676

Transactions with equity holders
Share options exercised	12	-1	68	—	—	—	—
Acquisition of treasury shares	—	—	—	-151	—	—	—
Reissuance of treasury shares	—	—	—	11	—	—	—
Cancellation of treasury shares	-13	—	13	137	—	—	-137
Share-based compensation	—	—	—	—	—	8	—
Dividend paid	—	—	—	—	—	—	-387
Business combinations	—	—	—	—	—	—	—

Income and expenses recognised directly in equity
Translation differences	—	—	—	—	25	—	—
Net investment hedge, net of tax	—	—	—	—	-4	—	—
Cash flow hedges recorded in equity, net of tax	—	—	—	—	—	-63	—
transferred to income statement, net of tax	—	—	—	—	—	-2	—
Available-for-sale investments gains/losses arising	—	—	—	—	—	51	—
from fair valuation, net of tax transferred to income statement, net of tax	—	—	—	—	—	-89	—
Profit for the period	—	—	—	—	—	—	263
Balance at 31 December 2005	890	—	826	-3	-34	233	5,415

Transactions with equity holders
Reissuance of treasury shares	—	—	—	3	—	—	1
Share-based compensation	—	—	—	—	—	7	—
Dividend paid	—	—	—	—	—	—	-392
Business combinations	—	—	—	—	—	—	—

Income and expenses recognised directly in equity
Translation differences	—	—	—	—	-63	—	—
Other items	—	—	—	—	—	-2	2
Net investment hedge, net of tax	—	—	—	—	8	—	—
Cash flow hedges recorded in equity, net of tax	—	—	—	—	—	45	—
transferred to income statement, net of tax	—	—	—	—	—	-5	—
Available-for-sale investments gains/losses arising	—	—	—	—	—	—	—
from fair valuation, net of tax transferred to income statement, net of tax	—	—	—	—	—	—	—
Profit for the period	—	—	—	—	—	—	340
Balance at 31 December 2006	890	—	826	—	-89	278	5,366

€m	Total	Minority interest	Total equity
Balance at 1 January 2004 (as revised)	6,997	32	7,029
Transactions with equity holders
Share options exercised	10	—	10
Share-based compensation	12	—	12
Dividend paid	-393	—	-393
Business combinations	—	-7	-7

Income and expenses recognised directly in equity
Translation differences	-13	—	-13
Other items	2	—	2
Cash flow hedges recorded in equity, net of tax	31	—	31
transferred to income statement, net of tax	-19	—	-19
Available-for-sale investments gains/losses arising	13	—	13
from fair valuation, net of tax transferred to income statement, net of tax	—	—	—
Revision of profit on valuation of available-for-sale investments	27	—	27
Profit for the period (as revised)	919	1	920
Balance at 31 December 2004 (as revised)	7,586	26	7,612

Transactions with equity holders
Share options exercised	79	—	79
Acquisition of treasury shares	-151	—	-151
Reissuance of treasury shares	11	—	11
Cancellation of treasury shares	—	—	—
Share-based compensation	8	—	8
Dividend paid	-387	—	-387
Business combinations	—	-3	-3

Income and expenses recognised directly in equity
Translation differences	25	—	25
Net investment hedge, net of tax	-4	—	-4
Cash flow hedges recorded in equity, net of tax	-63	—	-63
transferred to income statement, net of tax	-2	—	-2
Available-for-sale investments gains/losses arising	51	—	51
from fair valuation, net of tax transferred to income statement, net of tax	-89	—	-89
Profit for the period	263	-2	261
Balance at 31 December 2005	7,327	21	7,348

Transactions with equity holders
Reissuance of treasury shares	4	—	4
Share-based compensation	7	—	7
Dividend paid	-392	—	-392
Business combinations	—	-1	-1

Income and expenses recognised directly in equity
Translation differences	-63	—	-63
Other items	—	—	—
Net investment hedge, net of tax	8	—	8
Cash flow hedges recorded in equity, net of tax	45	—	45
transferred to income statement, net of tax	-5	—	-5
Available-for-sale investments gains/losses arising	—	—	—
from fair valuation, net of tax transferred to income statement, net of tax	—	—	—
Profit for the period	340	-2	338
Balance at 31 December 2006	7,271	18	7,289

1)	Reflects the retrospective application of new and revised International Financial Reporting Standards.

Cash flow statement

€m	2006	1.1.- 31.12. 2005	2004 (As revi-sed*)
Cash flow from operating activities
Profit for the period	338	261	920
Adjustments to profit for the period 1)	1,195	1,125	419
Interest received	9	15	39
Interest paid	-187	-156	-189
Dividends received	16	21	39
Other financial items, net	-18	-86	-45
Income taxes paid	-159	-93	-72
Change in working capital 2)	21	-234	-114
Net cash provided by operating activities	1,215	853	997

Cash flow from investing activities
Acquisition of subsidiary shares, net of cash	—	-6	-1
Acquisition of shares in associated companies	-68	-5	-40
Acquisition of available-for-sale investments	—	-22	-1
Capital expenditure	-635	-690	-630
Proceeds from disposal of subsidiary shares, net of cash	203	200	185
Proceeds from disposal of shares in associated companies	52	16	25
Proceeds from disposal of available-for-sale investments	3	284	-41
Proceeds from sale of fixed assets	108	47	29
Proceeds from long-term receivables	23	25	20
Increase in long-term receivables	—	-7	-12
Other investing cash flow	—	—	—
Net cash used in investing activities	-314	-158	-466
Cash flow from financing activities Proceeds from long-term liabilities	415	178	—
Payments of long-term liabilities	-574	-641	-224
Proceeds from (payment of) short-term borrowings, net	-398	262	-102
Share options exercised	—	78	10
Dividends paid	-392	-388	-393
Purchase of own shares	—	-151	—
Other financing cash flow	-2	74	-1
Net cash used in financing activities	-951	-588	-710

Change in cash and cash equivalents	-50	107	-179

Cash and cash equivalents at the beginning of year	251	142	338
Foreign exchange effect on cash	-2	2	-17

Change in cash and cash equivalents	-50	107	-179
Cash and cash equivalents at year-end	199	251	142

Notes to the consolidated cash flow statement
1) Adjustments to net profit
Taxes	29	-4	-364
Depreciation, amortization and impairment charges	1,138	1,130	1,122
Share of results in associated companies and joint ventures	-61	-41	-58
Profits and losses on sale of fixed assets and investments	-157	-48	-138
Gains on available-for-sale investments, net	2	-90	-1
Finance costs, net	167	151	130
Rosenlew cartel fine	-57	—	—
Change in the Finnish pension system	—	—	-269
Other adjustments	134	27	-3
	1,195	1,125	419
2) Change in working capital
Inventories	-60	-124	-26
Current receivables	-69	-130	-203
Current non-interest bearing liabilities	150	20	115
	21	-234	-114

*)	Reflects the retrospective application of new and revised International Financial Reporting Standards.

Quarterly information

€m	Q4/ 06	Q3/ 06	Q2/ 06	Q1/ 06	Q4/ 05	Q3/ 05	Q2/ 05
Sales by segment
Magazine Papers	905	861	817	771	928	726	697
Newsprint	380	360	351	345	379	296	320
Fine and Speciality Papers	667	626	627	640	626	574	495
Converting	323	312	316	323	297	343	346
Wood Products	287	310	378	346	331	302	343
Other Operations	162	143	126	140	133	111	136
Internal sales	-141	-117	-131	-105	-120	-109	-84
Sales, total	2,583	2,495	2,484	2,460	2,574	2,243	2,253

Operating profit by segment
Magazine Papers	75	-62	-85	16	-99	35	-43
Newsprint	39	50	34	25	20	27	12
Fine and Speciality Papers	44	50	-13	27	20	36	-17
Converting	16	12	17	19	8	36	6
Wood Products	14	104	22	4	-23	-2	14
Other Operations	50	1	-37	53	2	33	40
Share of results of associated companies and joint ventures	9	18	8	26	14	15	-19
Operating profit (loss), total	247	173	-54	170	-58	180	-7
% of sales	9.6	6.9	-2.2	6.9	-2.3	8.0	-0.3
Gains on available-for-sale investments, net	-2	—	—	—	—	—	1
Exchange rate and fair value gains and losses	4	-3	5	12	—	14	-15
Interest and other finance costs, net	-46	-41	-52	-46	-33	-45	-29
Profit (loss) before tax	203	129	-101	136	-91	149	-50
Income taxes	-8	18	-2	-37	14	-38	72
Profit (loss) for the period	195	147	-103	99	-77	111	22
Basic earnings per share, €	0.37	0.29	-0.20	0.19	-0.15	0.21	0.05
Diluted earnings per share, €	0.38	0.28	-0.20	0.19	-0.15	0.21	0.05
Average number of shares basic (1,000)	523,258	523,256	523,256	523,108	523,105	523,115	521,617
Average number of shares diluted (1,000)	526,416	525,938	525,874	525,936	524,703	524,710	522,131

Non-recurring items in operating profit. Non-recurring items in operating profit are specified in the divisional reviews on pages 6-9.

Magazine Papers	6	-126	-133	—	-156	-17	—
Newsprint	-2	—	-5	—	-5	—	—
Fine and Speciality papers	-3	-2	-36	—	-8	—	—
Converting	—	—	—	—	1	25	—
Wood Products	—	93	—	-10	-32	—	—
Other Operations	-6	-1	41	-5	-57	—	—
Share of results of associated companies and joint ventures	—	—	—	—	-3	—	—
Non-recurring items in operating profit, total	-5	-36	-133	-15	-260	8	—
Non-recurring items reported after operating profit 1)	6	—	—	—	9	—	—
Non-recurring items reported in taxes 2)	35	20	-29	—	-16	—	58
Non-recurring items, total	36	-16	-162	-15	-267	8	58

Operating profit, excl. non-recurring items	252	209	79	185	202	172	-7
% of sales	9.8	8.4	3.2	7.5	7.8	7.7	-0.3
Profit before tax, excl. non-recurring items	202	165	32	151	160	141	-50
% of sales	7.8	6.6	1.3	6.1	6.2	6.3	-2.2
Earnings per share, excl. non-recurring items, €	0.30	0.25	0.04	0.21	0.22	0.19	-0.07
Return on equity, excl. non-recurring items, %	8.7	7.2	1.1	6.1	5.9	5.3	neg.
Return on capital employed, excl. non-recurring items, %	8.7	7.1	2.7	6.4	6.5	6.0	neg.

€m	Q1/ 05	Q1-Q4/ 06	Q1-Q4/ 05	Q1-Q4/ 04
Sales by segment
Magazine Papers	743	3,354	3,094	3,308
Newsprint	313	1,436	1,308	1,304
Fine and Speciality Papers	539	2,560	2,234	2,286
Converting	361	1,274	1,347	1,414
Wood Products	314	1,321	1,290	1,492
Other Operations	137	571	517	538
Internal sales	-129	-494	-442	-522
Sales, total	2,278	10,022	9,348	9,820

Operating profit by segment
Magazine Papers	31	-56	-76	-67
Newsprint	18	148	77	7
Fine and Speciality Papers	46	108	85	171
Converting	20	64	70	71
Wood Products	17	144	6	111
Other Operations	40	67	115	334
Share of results of associated companies and joint ventures	31	61	41	58
Operating profit (loss), total	203	536	318	685
% of sales	8.9	5.3	3.4	7.0
Gains on available-for-sale investments, net	89	-2	90	1
Exchange rate and fair value gains and losses	-3	18	-4	48
Interest and other finance costs, net	-40	-185	-147	-178
Profit (loss) before tax	249	367	257	556
Income taxes	-44	-29	4	364
Profit (loss) for the period	205	338	261	920
Basic earnings per share, €	0.39	0.65	0.50	1.76
Diluted earnings per share, €	0.39	0.65	0.50	1.75
Average number of shares basic (1,000)	520,281	523,220	522,029	523,641
Average number of shares diluted (1,000)	523,065	526,041	523,652	526,247

Non-recurring items in operating profit.

Non-recurring items in operating profit are specified in the divisional reviews on pages 6-9.

Magazine Papers	—	-253	-173	-104
Newsprint	—	-7	-5	2
Fine and Speciality papers	—	-41	-8	3
Converting	—	—	26	2
Wood Products	—	83	-32	83
Other Operations	—	29	-57	219
Share of results of associated companies and joint ventures	12	—	9	10
Non-recurring items in operating profit, total	12	-189	-240	215
Non-recurring items reported after operating profit 1)	89	6	98	—
Non-recurring items reported in taxes 2)	—	26	42	519
Non-recurring items, total	101	-157	-100	734
Operating profit, excl. non-recurring items	191	725	558	470
% of sales	8.4	7.2	6.0	4.8
Profit before tax, excl. non-recurring items	148	550	399	341
% of sales	6.5	5.5	4.3	3.5
Earnings per share, excl. non-recurring items, €	0.20	0.80	0.54	0.49
Return on equity, excl. non-recurring items, %	5.6	5.7	3.8	3.4
Return on capital employed, excl. non-recurring items, %	6.1	6.2	4.5	4.3

1)	Non-recurring items in the first quarter of 2005 include net gains of € 89 million on sales of listed shares, and in the fourth quarter gains of € 9 million from the sale of associated companies.
2)	Non-recurring items in the second quarter 2006 comprise € 29 million relating to the decrease of deferred tax assets due to the reduction of income tax rate in Canada, in the third quarter € 20 million income due to an increase in deferred tax assets, and in the fourth quarter € 35 million income primarily due to the change in German tax legislation. Non-recurring items in the first quarter of 2005 comprise € 58 million in deferred tax assets booked on the losses made by UPM’s Canadian operations and for the fourth quarter € 16 million relating to the tax status of an associated company.

Changes in property, plant and equipment

€m	Q1-Q4/ 2006	Q1-Q4/ 2005
Book value at beginning of period	7,316	7,621
Acquired companies	—	6
Capital expenditure	604	671
Decreases	-325	-118
Depreciation and impairment charges	-1,039	-1,049
Translation difference and other changes	-56	185
Book value at end of period	6,500	7,316

Commitments and contingencies

€m	31.12. 2006	31.12. 2005
Own commitments
Mortgages	92	94

On behalf of associated companies and joint ventures
Guarantees for loans	12	18

On behalf of others
Guarantees for loans	1	2
Other guarantees	5	6

Other own commitments
Leasing commitments for the next 12 months	23	25
Leasing commitments for subsequent periods	94	70
Other commitments	69	61

Capital commitments

€m	Completion	Total cost	By 31.12. 2005	Q1-Q4/ 2006	After 31.12. 2006
Pulp mill rebuild, Kymi	June 2008	325	—	25	300
New mill, UPM Raflatac, Dixon	March 2008	88	—	8	80
New bioboiler, Caledonia	September 2009	72	—	—	72
PM5 quality upgrade, Jämsänkoski	June 2008	38	—	—	38
PM4 rebuild, Jämsänkoski	May 2007	45	—	11	34

Notional amounts of derivative financial instruments

€m	31.12. 2006	31.12. 2005
Currency derivatives
Forward contracts	4,293	4,552
Options, bought	20	—
Options, written	10	—
Swaps	570	588

Interest rate derivatives
Forward contracts	2,500	2,609
Swaps	2,566	2,856

Other derivatives
Forward contracts	13	16
Swaps	16	38

Related party (associated companies and joint ventures) transactions and balances

€m	Q1-Q4/ 2006	Q1-Q4/ 2005
Sales to associated companies	61	43
Purchases from associated companies	448	438
Non-current receivables at end of period	—	4
Trade and other receivables at end of period	20	21
Trade and other payables at end of period	23	19

Key exchange rates for the euro at end of period

	31.12. 2006	30.9. 2006	30.6. 2006	31.3. 2006	31.12. 2005	30.9. 2005	30.6. 2005
USD	1.3170	1.2660	1.2713	1.2104	1.1797	1.2042	1.2092
CAD	1.5281	1.4136	1.4132	1.4084	1.3725	1.4063	1.4900
JPY	156.93	149.34	145.75	142.42	138.90	136.25	133.95
GBP	0.6715	0.6777	0.6921	0.6964	0.6853	0.6820	0.6742
SEK	9.0404	9.2797	9.2385	9.4315	9.3885	9.3267	9.4259

	31.3. 2005
USD	1.2964
CAD	1.5737
JPY	138.44
GBP	0.6885
SEK	9.1430

Basis of preparation

The Group has adopted the following interpretation to existing standards to its financial statements from 1 January 2006 that have affected the amounts reported for the current period:

IFRS 2 applies to share-based payment transactions in which the entity receives or acquires goods or services. IFRIC 8 includes into the scope of IFRS 2 the transactions where the entity, when granting its own shares, cannot identify the goods or services received. The interpretation is effective for annual periods beginning on or after 1 May 2006. The Group early adopted IFRIC 8 as of the beginning of 2006 resulting in a charge of € 3 million in the first quarter.

Revised 2005 and 2004

Operating profits for 2005 and 2004 have been revised to correspond with the current reporting format. The share of results of associated companies and joint ventures, related to business operations, previously reported after operating profit, is now reported in operating profit, with an effect of income of € 41 million and € 58 million in Q1-Q4/2005 and Q1-Q4/2004, respectively. Also from the beginning of 2006, part of the results of derivative instruments relating to cash flow hedges are allocated to the respective division. Comparative years have been revised accordingly.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates. For more detailed information about risk factors, see pages 4-8 of the company’s annual report on form 20-F for the year-ended 31 December, 2005 under “Item 3. Risk Factors”.

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

www.upm-kymmene.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2007	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations